Exhibit (c)

April 14, 2026

Dear Shareholders,

As we navigate a dynamic market environment, we remain focused on executing KKR Real Estate Select Trust Inc.’s (“KREST” or the “Fund”) strategy and supporting our shareholders by providing consistent access to liquidity.

In this quarter’s tender offer, demand exceeded 5% of the Fund’s historical net asset value (“NAV”) and repurchases were therefore prorated. Importantly, liquidity demand was driven primarily by a relatively small number of shareholders, rather than by broad-based redemption activity across the KREST shareholder base. KREST continues to experience positive net flows, reflecting ongoing conviction in the strategy among both existing and new shareholders.

KREST’s redemption framework(1) is designed to provide consistent access to liquidity while maintaining long-term portfolio stability. The Fund pursues a flexible strategy across real estate equity and credit, with a focus on diversified portfolio construction and disciplined liquidity management, and aims to deliver consistent, tax-efficient income and long-term growth.

We have executed this strategy through a portfolio focused on acquiring and lending against high-quality properties in sectors with durable demand drivers and in markets with higher barriers-to-entry, helping to limit potential disruption from new supply. Our portfolio construction aims to capitalize on investment themes such as supply constraints, flight-to-quality, eCommerce and logistics supply chains, and favorable demographic trends, including the growth of the U.S. population aged 85 and older, alongside the ongoing structural undersupply of high-quality housing. These dynamics are underscored by current property values following a -22% peak-to-trough decline from 2022-2024.(2) Within the KREST portfolio, occupancy remains high, currently at 98%, and our portfolio generated year-over-year net operating income (“NOI”) growth of more than 3% in 2025.(3)

In an environment where real estate fundamentals remain favorable yet markets must contend with shocks such as new tariff regimes and, more recently, escalating conflicts globally and in the Middle East, we believe maintaining a defensive and nimble posture is prudent. Recent capital deployment has focused on newer-vintage industrial and senior living properties acquired below replacement cost, while real estate credit continues to benefit from structural seniority and attractive yields. KREST’s diversified portfolio is supported by a strong balance sheet, with no near-term maturities, net positive flows since Q4 2024(4), and robust liquidity across cash, liquid assets, and a fully undrawn credit facility. This positions us to protect capital, pursue new pipeline opportunities, and consistently provide up to 5% of NAV in quarterly liquidity to shareholders. The KREST Shareholder Priority Plan(5) remains in place to support a higher NAV per share, up to $27.00 per share, on June 1, 2027 through the commitment to contribute up to 7.7 million KREST shares owned by KKR Alternative Assets LLC (“KAA”).

In its Q2 2026 tender offer, which ended on April 10, 2026, KREST repurchased shares equal to $72.1 million, representing 5% of the Fund’s NAV as of February 27, 2026. Redeeming shareholders received 74% of their requested repurchase amount on a pro rata basis. We remain grateful for your partnership and are here to support you and your clients. Should you have any questions or if you would like to request additional materials, please reach out to your KKR Relationship Manager or contact us at PrivateWealthIR@kkr.com.

Sincerely,

Julia Butler, CEO of KKR Real Estate Select Trust Inc.

Notes:

All figures are approximate and as of February 28, 2026, unless otherwise indicated. All other statements and information are based on KKR’s views as of April 14, 2026 and are subject to change. The terms “we,” “us” and “our” refer to KREST with reference to portfolio and performance data. In all other instances, including with respect to current and forward-looking views and opinions of the market and KREST’s portfolio and performance positioning, as well as the experience of KREST’s management team, these terms refer to KREST’s adviser, KKR Registered Advisor LLC, which is part of the real estate group of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), a leading global investment firm.

Certain information contained in this material constitutes “forward-looking statements” within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “identified,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction” or the negative versions of these words or other comparable words thereof. These may include KREST’s financial estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance, and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. KREST believes these factors also include but are not limited to those described under the section entitled “Risk Factors” in its prospectus and most recent annual report, and any such updated factors included in its periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the annual report (or KREST’s prospectus and other filings). Except as otherwise required by federal securities laws, KREST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

1.

The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of the aggregate NAV of its outstanding Common Stock at the applicable NAV per share as of the applicable valuation date. Repurchases will be made at such times and on such terms as may be determined by the board of directors of the Fund, in its sole discretion. However, no assurance can be given that repurchases will occur or that any Common Stock properly tendered will be repurchased by the Fund. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund is speculative and involves a high degree of risk, including the risks associated with leverage and the risk of a substantial loss of investment.

2.	Source: Green Street Advisors Commercial Property Price Index as of March 2026.
3.

Reflects “same-store” net operating income (“NOI”) growth of real estate equity properties in the KREST portfolio, excluding single family rental homes, that were held as of both December 2024 and December 2025.

4.	Reflects total inflows, including new fundraising, distribution reinvestment plan (“DRIP”) and fees paid in shares, less redemptions filled via tender offer.
5.

KREST Shareholder Priority Plan: On June 4, 2024, KKR Alternative Assets LLC (“KAA”) contractually committed to the Fund to continue to hold approximately 7.7 million of KREST Class I shares currently owned by KAA, representing approximately $179 million based on the Fund’s NAV per share as of February 28, 2026 (the “Support Shares”) through June 1, 2027 and, to the extent necessary, contribute such shares to the Fund to support a NAV per share of $27.00 for each class on such date (the “Shareholder Priority Plan”). If the contribution of the Support Shares is not sufficient to reach a NAV per share of $27.00, KAA will contribute all such Support Shares to support KREST’s NAV per share on such date. While the Shareholder Priority Plan is a contractual obligation to support the Fund’s NAV per share, there is no guarantee the contribution of the Support Shares will be sufficient to achieve a $27.00 NAV per share on June 1, 2027. For the avoidance of doubt, KAA is not obligated to contribute shares prior to June 1, 2027, and KAA is not obligated to contribute any of the Support Shares if the NAV per share for each class equals or exceeds $27.00 per share on June 1, 2027. If KAA were to effect the Shareholder Priority Plan as of February 28, 2026, it would contribute 7.7 million shares (out of the total 7.7 million shares agreed to be contributed) to KREST, which would result in a NAV per share of $26.48 for each class. KAA’s allocation of $50 million in new capital investment in KREST on June 4, 2024 along with any subsequent investments are not subject to subordination and/or cancellation.